Exhibit 99.7

CONSENT OF WILLIAM R. MCDERMOTT

I hereby consent to the references to, and information with respect to, me in any capacity as a proposed member of the Board of Directors of the Registrant wherever such references and information appear in the Registration Statement, including the joint proxy statement/prospectus constituting a part thereof, and all amendments thereto.

/s/ William R. McDermott
William R. McDermott

November 6, 2006